Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

February 3, 2017

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Immunomedics, Inc. Definitive Additional Soliciting Materials Filed on January 30, 2017 by venBio Select Advisor LLC, et. al. File No. 000-12104

Dear Mr. Duchovny:

On behalf of venBio Select Advisor LLC (“venBio”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated January 31, 2017 (the “SEC Comment Letter”) in connection with the Filing Persons’ definitive additional materials on Schedule 14A filed on January 30, 2017 (the “Press Release”) with respect to Immunomedics, Inc. (“Immunomedics” or the “Company”). We have reviewed the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comment is restated below in italics, with our responses following.

Definitive Additional Materials filed on January 30, 2017

1.	We note your disclosure that “…our nominees are aligned with the best interests of stockholders, as demonstrated by the market’s favorable response to our nominees.” Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your assertion that the market has reacted favorably to your nominees:

In response to the Staff’s comment, and in order to demonstrate a proper factual basis for the statement that “our nominees are aligned with the best interests of stockholders, as demonstrated by the market’s favorable response to our nominees,” the Filing Persons hereby respectfully submit the following to the Staff:

•	On slide 27 of the Filing Person’s investor presentation, presented to Institutional Shareholder Services on January 24, 2017 and filed with the Commission on January 26, 2017 (the “ISS Presentation”), the Filing Persons provide a slide sub-titled “Market reaction to venBio Filing,” which also contains a line chart showing a 56% average increase in the Company’s stock price after the filing of venBio’s preliminary proxy statement and the 13D announcing such a filing on November 16, 2016. It is the Filing Persons’ position that the positive correlation between the stock price of the Company and the launching of the Filing Person’s proxy solicitation, along with the fact that the Company’s stock price had declined 62% since the end of June (see slide 9 of the ISS Presentation), serves as strong evidence of a causal connection between the announcement of venBio’s nominees and the market having a “favorable response.” For ease of reference, the aforementioned slides of the ISS Presentation are attached hereto as Exhibit A.

•	In addition to the above, the Filing Persons have taken stock of comments made on social media platforms such as Twitter and message boards such as Silicon Investor, which the Filing Persons have good reason to believe (by virtue of the content of the messages posted on such message boards) are frequented by investors in the Company. In particular, the Filing Persons wish to respectfully direct the Staff to comments made after the release of the ISS Presentation, and throughout January, in response to various press releases made by the Filing Persons:

o	Comment made on Silicon Investor on January 12, 2017: “If the only major competency addition is a CEO who knows how to work a partnership that'd be a very big step forward. I'm taking it at least partly on faith the venBio slate will get this done. Because I don't have any reason to believe the IMMU slate will.”
o	Comment made on Silicon Investor on January 12, 2017: “They did not even accept one of VB's nominations for the BOD. More of our $$$ wasted. Very weak choices for the slate vs what VB is proposing. Absolutely disgusted here.”
o	Comment made on Silicon Investor on January 26, 2017: “The presentation also shows the inferiority of IMMU's proposed ‘independent’ board.”
o	Comment made on Silicon Investor on January 26, 2017: “With this presentation out, we are toast if venBio doesn't prevail.”
o	Comment on Twitter on January 26, 2017: David Maizenberg (@biologypartners): “@FajaJake a wave of shareholder activist is long overdue & IMMU’s new board, as venBIO pointed out, is typical bioturd self-serving bullshit.”

•	Finally, the Filing Persons’ beliefs were further supported by an article published on January 25, 2017 by TheStreet,[1] a well-known financial news and services website, which stated, “VenBio Select Advisor, the investment fund managed by Behzad Aghazadeh, acquired a 9.9% stake in the company and is trying to install a new slate of independent directors [. . . .] Supporting the VenBio effort is likely the right choice. I'm not a proxy adviser like Institutional Shareholder Services, but if you ask for my opinion, Immunomedics will benefit from a quick and clean (obviously negotiated) separation from [Chief Scientific Officer David] Goldenberg and [CEO Cynthia] Sullivan” (bracketed language added for context). Given the Filing Person’s perception about the prominence of TheStreet in the investment community, the Filing Persons believe the foregoing statements provide a reasonable basis to believe that the market has been reacting favorably to the venBio proxy contest.

The Filing Persons believe that the forcefulness of the foregoing market data, comments from observers of the current proxy contest, and the statements made by a well-known financial news website all supply a proper factual basis for the statement that the “nominees are aligned with the best interests of stockholders” and that the market has favorably responded to such nominees.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing Staff comment, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

Encls.

1 Feuerstein, Adam, Immunomedics Sale Hinges on Proxy Battle Over Fate of Controversial Founder, TheStreet, Jan 25, 2017, Available at https://www.thestreet.com/story/13965475/1/immunomedics-sale-hinges-on-proxy-battle-over-fate-of-controversial-founder.html.

Exhibit A

ISS Presentation Slides